CERTIFICATE

TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

DIVERSIFIED OPPORTUNITY REIT, INC.

This Certificate to the Amended and Restated Articles of Incorporation of Diversified Opportunity REIT, Inc., an Idaho corporation (the "*Corporation*"), is hereby executed and delivered for filing in accordance with the provisions of I.C. § 30-29-1003:

1.   The Articles of Incorporation (the "*Existing Articles*") are hereby amended and replaced in their entirety with the Amended and Restated Articles of Incorporation attached hereto as Exhibit A (the "*Restated Articles*").

2.   The amendments to the Existing Articles contained in the Restated Articles were approved by the Corporation's Board of Directors and shareholders on March 1, 2021, in accordance with the provisions of I.C. § 30-29-1003 and I.C. § 30-29-1007, respectively.

DATED this 1st day of March, 2021.

By: *Karl Pedersen*

Karl Pedersen

Its: Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
DIVERSIFIED OPPORTUNITY, INC.

Pursuant to I.C. § 30-29-1007 under the Idaho Corporation Act, as now or hereafter in effect (the "*Act*"), the following constitutes the Amended and Restated Articles of Incorporation (the "*Restated Articles*") of Diversified Opportunity, Inc., an Idaho corporation (the "*Corporation*").

ARTICLE I: NAME

The name of the Corporation is: Diversified Opportunity, Inc.

ARTICLE II: AUTHORIZED SHARES

The Corporation is authorized to issue one (1) class of shares, designated "Common Stock." The total number of shares of Common Stock authorized to be issued is Two Million (2,000,000), $0.001 par value per share.

ARTICLE III: TERMS OF CLASSES AND SERIES OF STOCK

The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as follows:

1.   **Definitions.** For purposes of this Article III, the following definitions apply:

      1.1   "*Act*" means the Idaho Corporation Act, codified as Title 30 of the Idaho Statutes of the State of Idaho.

      1.2   An "*Affiliate*" of a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For purposes of this definition of "Affiliate" the term "*control*" means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

      1.3   "*Board*" shall mean the Board of Directors of the Corporation.

      1.4   "*Corporation*" shall mean this Corporation.

      1.5   "*Common Stock*" shall mean the Common Stock, $0.001 par value per share, of the Corporation.

      1.6   "*Distribution*" shall mean the transfer of cash or property by the Corporation to one or more of its shareholders without consideration, whether by dividend or otherwise (except a dividend in shares of the Corporation's stock). A Permitted Repurchase (defined below) is not a Distribution.

B0578-8331 03/12/2021 2:45 PM Received by ID Secretary of State Lawerence Denney

1.7 ***"Permitted Repurchases"*** shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at the price at which the Corporation issued such shares (subject to adjustments for stock splits, stock dividends, combinations, recapitalizations and the like), upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares with the consent and approval of the Board.

2. **Dividend Rights.**

2.1 **Dividends**. The holders of the outstanding shares of Common Stock shall be entitled to be paid and to share in a Dividend on an equal priority, *pari passu* basis (meaning that each such Dividend must be declared and paid on all outstanding shares of Common Stock concurrently, in an equal amount per share), out of any assets of the Corporation legally available therefor, payable when, as and if declared by the Board.

2.2 **Non-Cash Dividends**. Whenever a dividend or Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board with, and inclusive of, the separate approval of the CEO Director.

3. *Intentionally omitted*

4. **Voting Rights.**

4.1 **Common Stock.** Each holder of outstanding shares of Common Stock shall be entitled to one (1) vote for each outstanding share of Common Stock held.

4.2 **Provisions Regarding Shareholder Voting.** Subject to the other provisions of these Restated Articles, each holder of Common Stock shall have full voting rights and shall be entitled to notice of any shareholders' meeting in accordance with these Articles and the Bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the other holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote together and not as separate classes.

4.3 **Board Size.** The authorized number of directors of the Board shall be up to nine (9) directors with the Board seat allocations to be as set forth in Section 4.4 hereof.

4.4 **Board of Directors Election and Removal.**

(a) Election of Directors.

(i) The Corporation's Chief Executive Officer shall serve on the Board during his or her term in office (the "***CEO Director***").

(ii) For so long as any shares of Common Stock are outstanding, the holders of the Common Stock shall be entitled to elect three (3) directors of the Corporation with a two (2) year term and four directors (4) with a three (3) year term, all of which shall be some combination of (A) independent third parties who are not Affiliates of the Company, and/or (B) holders of Common Stock (the "*Common Directors*").

(iii) If at any meeting or at the time of any action by written consent of the Corporation's shareholders for the election of directors, Karl Pedersen no longer beneficially owns any shares of Common Stock, then the holders of the Common Stock shall instead be entitled to elect one additional Common Director.

(iv) If at any meeting or at the time of any action by written consent of the Corporation's shareholders for the election of directors, Heath Van Patten no longer beneficially owns any shares of Common Stock, then the holders of the Common Stock shall instead be entitled to elect one additional Common Director.

(b) Quorum of Shareholders to Elect Directors; Required Vote.

(i) Quorum. At any meeting held for the purpose of electing directors of the Corporation, the presence in person or by proxy of: the holders of at least a majority of the voting power of all the then issued and outstanding shares of Common Stock shall constitute a quorum for the election of the Common Directors to be elected jointly by the holders of the Common Stock pursuant to Section 4.4(a)(ii).

(ii) Required Vote. With respect to the election of any director or directors by the holders of the outstanding shares of a specified series, class or classes of stock given the right to elect such director or directors pursuant to Section 4.4(a) above (the "*Specified Stock*"), that candidate or those candidates (as applicable) shall be elected who either: (i) in the case of any such vote conducted at a meeting of the holders of such Specified Stock, receive the highest number of affirmative votes (on an as-converted to Common Stock basis) of the outstanding shares of such Specified Stock, up to the number of directors to be elected by such Specified Stock under the applicable provisions of Section 4.4(a); or (ii) in the case of any such vote taken by written consent without a meeting, are elected by the written consent of the holders of at least a majority of the then outstanding shares of such Specified Stock.

(c) Vacancy. If there shall be any vacancy in the office of a director elected or to be elected by the holders of any Specified Stock under Section 4.4(a), then a director to hold office for the unexpired term of such directorship may be elected by the required vote of holders of the shares of such Specified Stock specified in Section 4.4(b)(ii) above that are entitled to elect such director under Section 4.4(a).

(d) Removal. Subject to compliance under the Act, any director who shall have been elected to the Board by the holders of any Specified Stock as provided above in this Section 4.4 may be removed during his or her term of office, without cause, by, and only by, the holders of such Specified Stock and by the affirmative vote of the holders of such Specified Stock that would have been sufficient to elect such director to the Board in accordance with these Restated Articles.

(e)   Procedures. Any meeting of the holders of any Specified Stock, and any action taken by the holders of any Specified Stock by written consent without a meeting, in order to elect or remove a director under this Section 4.4, shall be held in accordance with the procedures and provisions of the Corporation's Restated Articles, its Bylaws, the Act and applicable law regarding shareholder meetings and shareholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

4.5   **Compensation Committee.** The Board shall create a committee (the "*Compensation Committee*") to have the primary responsibility of reviewing and recommending to the Board for approval the compensation of the Corporation's executive officers. The Compensation Committee shall consist of the CEO Director, and at least one additional director that is also not an officer of the Corporation.

5.   *Intentionally omitted.*

ARTICLE IV: REGISTERED OFFICE AND AGENT

The name of the registered agent of the Corporation and the address of its registered office are as follows:

Gravis Law, PLLC
ATTN: Reuben J. Ortega
1661 W. Shoreline Dr., Suite 200
Boise, Idaho 83702

ARTICLE V: SHAREHOLDER RIGHTS

1.   **Preemptive Rights**. The shareholders of the Corporation shall have preemptive rights as set forth in the Shareholders' Agreement among the Corporation and its shareholders, as the same may be amended from time to time.

2.   **Cumulative Voting Rights**. The right to cumulate votes in the election of Directors shall not exist with respect to any shares of stock of the Corporation.

3.   **Action by Majority**. Except as otherwise provided herein and to the extent permitted under I.C. § 30-29, the Corporation's shareholders may take action by the affirmative vote of the shareholders collectively holding more than fifty percent (50%) of the then outstanding shares of capital stock of the Corporation (on an as-converted to Common Stock basis) entitled to vote on the action. This Article is specifically intended to reduce the voting requirements otherwise prescribed under I.C. § 30-29-701 et. seq. in accordance and remaining in compliance under I.C. § 30-29.

ARTICLE VI: ACTION BY SHAREHOLDERS WITHOUT A MEETING

Fewer than all of the shareholders entitled to vote may take any action permitted by law without a meeting or a vote in accordance with I.C. § 30-29-704 so long as (i) the taking of action by the shareholders is evidenced by one or more written consents describing the action, (ii) the written consents are dated and are signed by the shareholders entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, (iii) written notice of the taking of the action is given no less than two days before the effective date of the action to all shareholders who have not consented; provided, however, if the action would constitute a significant business transaction under the Act, the written notice is given not less than 20 days before the effective date of such action, (iv) if not previously provided, the written notice provided to nonconsenting shareholders contains or is accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action, and (v) the Company is not a public corporation for purposes of under the Act

ARTICLE VII: LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for conduct as a director. Any amendments to, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VIII: INDEMNIFICATION

8.1 **Indemnification of Directors and Officers.** To the fullest extent permitted by applicable law, each person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the Company or, being or having been a director or officer, he or she is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent or in any other capacity, will be indemnified and held harmless by the Company to the full extent permitted by applicable law, as then in effect, against all expense, liability, and loss, including, without limitation, attorneys' fees, judgments, fines, penalties, excise taxes, and other amounts assumed with respect to pension, profit sharing, and other employee benefit plans, and amounts to be paid in settlement, actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of his or her heirs, executors, and administrators. No indemnification will be provided under this Article to any person if the Company is prohibited by the nonexclusive provisions of the Act or other applicable law as then in effect from paying such indemnification. The right to indemnification and the payment or reimbursement of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article will not be exclusive of any other right which any person may have or acquire under any statute, provision of these Articles of Incorporation or the Company's Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Article will be a contract right.

8.2 **Advance for Expenses.** The indemnification provided under this Article will include the right to be paid or reimbursed by the Company the reasonable expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment or reimbursement of such expenses in advance of the final disposition of a proceeding will be made to or on behalf of an indemnitee, as defined in Section 8.1 of this Article VIII, only on delivery to the Company of a written affirmation of such person's good faith belief that he or she met the standard of conduct described under the Act and a written undertaking, by or on behalf of the director, officer or indemnitee, to repay all amounts so advanced if it is ultimately determined that the director, officer or such indemnitee is not entitled to be indemnified under this Article or otherwise. The undertaking may be unsecured and may be accepted without reference to financial ability to make repayment.

8.3 **Funding.** The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Company or another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify that person against such expense, liability, or loss under the Act. The Company may enter into contracts with any director or officer of the Company in furtherance of the provisions of this Article and may create a trust fund, grant a security interest, or use other means to ensure the payment of amounts necessary to effect indemnification as provided in this Article.

8.4 **Employees and Agents.** The Company may, by action of its Board from time to time, provide indemnification and pay or reimburse expenses in advance of the final disposition of a proceeding to employees and agents of the Company, allowed by the provisions of Sections 8.1 and 8.2 of this Article VIII with respect to indemnitees or by the Act, within the same scope and to the same effect allowed by the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Company or by the Act or otherwise.

8.5 **Notice to Shareholders.** Any indemnification of a director in accordance with this Article, including any payment or reimbursement of expenses, will be reported to the shareholders with the notice of the next shareholders' meeting or prior to that time in a written report containing a brief description of the proceedings involving the director being indemnified, and the nature and extent of the indemnification.

[Signature page follows]

The foregoing Amended and Restated Articles of Incorporation are executed by the Corporation by its duly authorized officer.

DATED this 1st day of March, 2021.


DIVERSIFIED OPPORTUNITY, INC.

By: _Karl Pedersen_ _____
Karl Pedersen
Its: Chief Executive Officer
